NEWS RELEASE

EMX Royalty Options the Røstvangen and Vakkerlien Properties in

Norway to Playfair Mining

Vancouver, British Columbia, March 1, 2019 (TSX Venture: EMX; NYSE American: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of an exploration and option agreement (the "Agreement") for the Røstvangen volcanogenic massive sulfide ("VMS") property and Vakkerlien nickel-copper-cobalt property in Norway (collectively the "Project") with Playfair Mining Ltd. ("Playfair") (TSX Venture: PLY). The Agreement provides EMX with immediate share equity in Playfair, and upon Playfair's completion of the option terms and other consideration, a 9.9% interest in Playfair, a 3% net smelter return ("NSR") royalty on the Project, and advance royalty payments.

The Røstvangen property hosts a >30 kilometer long trend of geophysical anomalies and VMS-type mineralization, as well as the Kvikne copper deposits, that occur in one of Norway's oldest mining districts. On the directly adjoining Vakkerlien property, nickel mineralization was discovered in the 1870s, and was the subject of drill campaigns from the 1970s through the early 2000s that led to the discovery of nickel-copper-cobalt mineralization.

Commercial Terms Overview. Pursuant to the Agreement, Playfair can earn 100% interest in the Project by the issuance of shares to EMX and performance of work during the one-year option period, as described below (all dollar amounts in CDN):

  On signing the Agreement, subject to TSX Venture Exchange acceptance, Playfair will issue to EMX 3 million common shares of Playfair stock.
  As a condition to the exercise of the option, Playfair must complete work commitments of at least $250,000 on the Project, and must raise such capital by May 15, 2019.

Upon exercise of the option, Playfair will issue to EMX an additional 3 million shares of Playfair stock, and EMX will receive a 3% NSR royalty on the properties comprising the Project. Within six years of the execution of the Agreement, Playfair may purchase 1% of the NSR royalty in 0.5% increments for a total of $3,000,000, leaving EMX with a 2.0% NSR royalty. EMX will also receive annual advance royalty ("AAR") payments of $30,000 commencing on the second anniversary of the option exercise, with the AAR payments increasing by $5,000 per year until reaching $80,000 per year. AARs may be paid in cash or Playfair shares, subject to certain conditions.

After the exercise of the option, further conditions of the Agreement include:

  Playfair will use commercially reasonable efforts to raise an additional $2,750,000 for advancement of the Project and other activities, and will drill at least 2,000 meters on the Project before the third anniversary of the Agreement effective date.
  Within two years of the execution date, Playfair will issue to EMX that number of common shares of Playfair that will increase EMX's equity ownership in Playfair to 9.9%. Thereafter, Playfair will have the continuing obligation to issue additional shares of Playfair to EMX to maintain its 9.9% interest in Playfair, at no additional cost to EMX, until Playfair has raised a cumulative $3,000,000 in equity; thereafter EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 9.9% interest in Playfair.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com

  Playfair will issue the equivalent of $250,000 in common shares of Playfair to EMX upon the earlier of:
    the filing of a Preliminary Economic Assessment technical report, the filing of an initial Resource Estimate technical report, the fifth anniversary of the option exercise date.
  The issuance of additional shares of Playfair to EMX will be limited to a maximum 9.9% equity ownership in Playfair by EMX.

The issuance of Playfair shares to EMX as set forth in the Agreement is subject to receipt of TSX Venture Exchange approval.

Overview of Project. The Røstvangen property is located approximately 300 kilometers north of Oslo, and hosts the "Kvikne Copper Works", one of Norway's oldest base metal mining districts. Copper mineralization was discovered at Kvikne in 1629, followed by 150 years of mineral production. The mineralization at Kvikne is VMS-type, with enrichments of copper and gold. The Kvikne deposits are positioned along a >30 kilometer long trend of geophysical anomalies and VMS-type mineral occurrences that form multiple parallel belts across the property. These belts have seen little modern exploration work, and only a few historic drill holes, despite the widespread VMS occurrences and historic mining activities.

The Vakkerlien nickel-copper-cobalt property directly adjoins the Røstvangen exploration licenses. Nickel was discovered on the property in the 1870s, when small scale mining was conducted in the district. Further exploration by Falconbridge Limited and Blackstone Ventures Inc. from 1975 through the early 2000s led to the drilling and discovery of nickel-copper-cobalt mineralization to the southeast of the historic workings. The mineralization is associated with, and hosted by, a mid-Proterozoic gabbroic intrusive complex, and is interpreted to be a magmatic sulfide deposit type. Gold and platinum group element ("PGE") content remains poorly understood and in need of further assessment.

EMX and Playfair are planning to commence exploration programs in the upcoming spring and summer months, which will include property-scale sampling, reconnaissance mapping and geophysical surveys. The intent of the programs is to rapidly identify additional exploration targets for drill testing.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email: SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the nine month period that ended on September 30, 2018 (the "MD&A"), and the most recently filed Form 20-F for the year that ended on December 31, 2017, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com